GrafTech International Ltd. 982 Keynote Circle Brooklyn Heights, Ohio USA 44131

April 16, 2018

VIA EDGAR

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery
Division of Corporation Finance
Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Re:                 GrafTech International Ltd.
Registration Statement on Form S-1 (File No. 333-223791)

Dear Ms. Ravitz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GrafTech International Ltd. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will be declared effective by 3:00 p.m., Eastern Time, on April 18, 2018 (the “Effective Date”), or as soon as possible thereafter. We ask, however, that the Registration Statement not be declared effective until you speak to our counsel on the Effective Date.

Please contact Sandra L. Flow of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, at (212) 225-2494, prior to declaring the Registration Statement effective on the Effective Date, or if you have any other questions or concerns regarding this matter.

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Very truly yours,

/s/ Quinn J. Coburn
Quinn J. Coburn
Vice President, Chief Financial Officer and Treasurer

cc:                                Tom Jones

Kristen Lochhead

Brian Cascio

Securities and Exchange Commission

Sandra L. Flow

Adam Fleisher

Alejandro Canelas Fernandez

Cleary Gottlieb Steen & Hamilton LLP